Exhibit 99.1

Sapiens Reports First Quarter 2020 Financial Results

and Announces a Cash Dividend of $0.14 Per Share

Holon, Israel, May 14, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the first quarter ended March 31, 2020.

Summary Results for First Quarter 2020 (USD in millions, except per share data)

	GAAP			Non-GAAP
	March 31, 2020	March 31, 2019	% Change	March 31, 2020	March 31, 2019	% Change
Revenue	$90.5	$76.8	17.9%	$90.5	$76.8	17.9%
Gross Profit	$36.3	$29.8	21.7%	$39.8	$33.1	20.2%
Gross Margin	40.1%	38.8%	130 bps	44.0%	43.1%	90 bps
Operating Income	$10.3	$8.1	27.3%	$14.6	$11.8	24.4%
Operating Margin	11.4%	10.5%	90 bps	16.1%	15.3%	80 bps
Net income (*)	$6.8	$5.2	32.3%	$10.4	$8.4	24.1%
Diluted EPS	$0.13	$0.10	30%	$0.20	$0.17	17.6%

(*)	Attributable to Sapiens’ shareholders

“Sapiens’ first-quarter performance reflects our continued focus on supporting our existing customers and closing new business,” said Roni Al-Dor, president and CEO, Sapiens. “On a non-GAAP basis, we reported 17.9% revenue growth and increased operating margins by 80 basis points to 16.1%, with both P&C and L&A contributing to growth in the quarter."

“In March, we responded to the COVID-19 global outbreak per country, controlling expenses where appropriate, while maintaining productivity. I'm incredibly proud of my teams' accomplishments in this unique and challenging environment, and impressed by our customers’ rapid shift to remote work, while they remained committed to their customers and their own digital transformation projects. As a result, Sapiens maintained momentum through the quarter,” said Al-Dor.

Continued Al-Dor: “Across all our product lines, we see a growing demand for managed services, which is a testament to our delivery model – it allows carriers to focus on running their business. The current business disruption highlights the need for legacy insurance companies to migrate their platforms and increase their relevancy with more digital solutions. Our recent acquisition in Germany, sum.cumo, expands our digital offerings, helping us become even more competitive. While there continues to be uncertainty resulting from COVID-19, we remain focused on executing our long-term strategy. I am confident that as the global economy recovers, Sapiens will emerge stronger and well- positioned for continued growth.”

“Strong demand for our digital products, combined with high recurring revenue and a solid balance sheet, position us for success in this challenging environment. We’ve taken appropriate actions to provide the necessary flexibility for revenue growth and operating efficiency within the current circumstances. While our business remains strong, due to macro events there could be delays in closing new deals, which could slightly impact our revenue. Therefore, we are slightly revising our annual revenue guidance for 2020 to the range of $368 million to $377 million, as compared to our prior range of $377 million to $383 million. Overall, we changed the mid-point of the revenue guidance by 2.0%. Sapiens’ guidance for annual operating margin remains unchanged at 16.0% to 16.5%,” said Al-Dor.

“Furthermore, Sapiens remains committed to returning value to shareholders,” concluded Al-Dor. “Despite the condition in the market, we announce a dividend of $0.14 per share – approximately $7 million – reflecting our continued confidence in our business and Sapiens’ ability to generate cash.”

The dividend will be paid on June 10, 2020 to Sapiens Shareholders of record as of May 27, 2020.

The prospective dividend is subject to withholding tax at source, under the Israeli Tax law, at the rate of 25% of the dividend amount payable to each shareholders of record.

Quarterly Results Conference Call

Management will host a conference call and webcast on May 14, 2020 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0610; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until May 23, 2020, as follows:

North America: 1-888-326-9310; International: +972-3-925-5925

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation,  restructuring and cost reduction costs, tax adjustments related to non-GAAP adjustments, and acquisition-related costs, which pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, financial and other expenses, and provision for income taxes. These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back payments related to investment in the new campus in India, cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2018, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Brett Mass

Managing Partner

Hayden IR

Phone: +1 646-536-7331

Email: Brett.Masss@HaydenIR.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)

Revenue	90,534	76,787
Cost of revenue	54,270	46,980

Gross profit	36,264	29,807

Operating expenses:
Research and development, net	10,526	8,777
Selling, marketing, general and administrative	15,460	12,953
Total operating expenses	25,986	21,730

Operating income	10,278	8,077

Financial and other expenses, net	1,487	1,054
Taxes on income	1,901	1,847

Net income	6,890	5,176

Attributed to non-controlling interest	70	21

Net income attributable to Sapiens’ shareholders	6,820	5,155

Basic earnings per share	0.14	0.10

Diluted earnings per share	0.13	0.10

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,175	49,986

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,083	50,329

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)

Revenue	90,534	76,787
Cost of revenue	50,743	43,683

Gross profit	39,791	33,104

Operating expenses:
Research and development, net	11,963	10,169
Selling, marketing, general and administrative	13,214	11,185
Total operating expenses	25,177	21,354

Operating income	14,614	11,750

Financial and other expenses, net	1,487	1,054
Taxes on income	2,645	2,285

Net income	10,482	8,411

Attributable to non-controlling interest	70	21

Net income attributable to Sapiens’ shareholders	10,412	8,390

Basic earnings per share	0.21	0.17

Diluted earnings per share	0.20	0.17

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,175	49,986

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,083	50,329

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)

GAAP gross profit	36,264	29,807
Amortization of capitalized software	1,496	1,341
Amortization of other intangible assets	2,031	1,956
Non-GAAP gross profit	39,791	33,104

GAAP operating income	10,278	8,077
Gross profit adjustments	3,527	3,297
Capitalization of software development	(1,437)	(1,392)
Amortization of other intangible assets	589	535
Stock-based compensation	622	453
Acquisition-related costs *)	1,035	780
Non-GAAP operating income	14,614	11,750

GAAP net income attributable to Sapiens’ shareholders	6,820	5,155
Operating income adjustments	4,336	3,673
Taxes on income	(744)	(438)
Non-GAAP net income attributable to Sapiens’ shareholders	10,412	8,390

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Revenues	90,534	86,715	82,643	79,529	76,787
Gross profit	39,791	38,402	36,712	34,794	33,104
Operating income	14,614	14,345	13,530	12,581	11,750
Net income to Sapiens’ shareholders	10,412	10,553	10,412	9,541	8,390
Adjusted EBITDA	15,724	15,271	14,523	13,358	12,524

Basic earnings per share	0.21	0.21	0.21	0.19	0.17
Diluted earnings per share	0.20	0.21	0.21	0.19	0.17

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

North America	44,567	41,787	44,413	39,216	38,149
Europe	40,232	37,504	30,273	33,881	32,193
Rest of the world	5,735	7,424	7,957	6,432	6,445

Total	90,534	86,715	82,643	79,529	76,787

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Cash-flow from operating activities	5,759	21,429	18,671	15,507	10,550
Increase in capitalized software development costs	(1,437)	(1,162)	(1,541)	(1,570)	(1,392)
Capital expenditures	(552)	(2,456)	(973)	(1,079)	(641)
Capital expenditures related to new campus in India	-	-	(6,325)	-	-
Free cash-flow	3,770	17,811	9,832	12,858	8,517

Capital expenditures related to new campus in India	-	-	6,325	-	-
Cash payments attributed to acquisition-related costs(*) (**)	737	200	100	1,692	1,608

Adjusted free cash-flow	4,507	18,011	16,257	14,550	10,125

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)

GAAP operating income	10,278	8,077

Non-GAAP adjustments:
Amortization of capitalized software	1,496	1,341
Amortization of other intangible assets	2,620	2,491
Capitalization of software development	(1,437)	(1,392)
Stock-based compensation	622	453
Compensation related to acquisition and acquisition-related costs	1,035	780

Non-GAAP operating income	14,614	11,750

Depreciation	1,110	773

Adjusted EBITDA	15,724	12,523

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	79,557	66,295
Trade receivables, net and unbilled receivables	59,958	50,221
Investment in restricted deposit	-	22,890
Other receivables and prepaid expenses	8,105	7,817

Total current assets	147,620	147,223

LONG-TERM ASSETS
Property and equipment, net	16,657	16,601
Severance pay fund	4,949	5,106
Goodwill and intangible assets, net	246,676	228,691
Operating lease right-of-use assets	45,872	49,539
Other long-term assets	6,549	5,261

Total long-term assets	320,703	305,198

TOTAL ASSETS	468,323	452,421

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,650	5,107
Current maturities of Series B Debentures	9,898	9,898
Short-term bank loan	20,000	-
Accrued expenses and other liabilities	62,886	60,574
Current maturities of operating lease liabilities	7,920	8,312
Deferred revenue	22,797	21,021

Total current liabilities	129,151	104,912

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	48,985	58,850
Deferred tax liabilities	7,094	5,082
Other long-term liabilities	7,975	8,321
Long-term operating lease liabilities	40,945	43,394
Accrued severance pay	6,319	6,364

Total long-term liabilities	111,318	122,011

EQUITY	227,854	225,498

TOTAL LIABILITIES AND EQUITY	468,323	452,421

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	6,890	5,176
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,226	4,605
Accretion of discount on Series B Debentures	33	39
Stock-based compensation related to options issued to employees	622	453

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(9,009)	(4,194)
Deferred tax assets, net	(1,257)	(855)
Other operating assets	2,260	328
Trade payables	(52)	(426)
Other operating liabilities	(759)	1,247
Deferred revenues	1,655	4,167
Accrued severance pay, net	150	10

Net cash provided by operating activities	5,759	10,550

Cash flows from investing activities:
Purchase of property and equipment	(552)	(641)
Investment in deposit	(665)	(1,106)
Proceeds from restricted deposit used for completed acquisition	22,890	-
Payments for business acquisitions, net of cash acquired	(22,061)	-
Capitalized software development costs	(1,437)	(1,392)

Net cash used in investing activities	(1,825)	(3,139)

Cash flows from financing activities:
Proceeds from employee stock options exercised	600	17
Repayment of Series B Debenture	(9,898)	(9,898)
Receipt of short-term loan	20,000	-
Repayment of loan	-	(2)
Payment of contingent considerations	(538)	(58)
Dividend to non-controlling interest	-	(66)

Net cash used in financing activities	10,164	(10,007)

Effect of exchange rate changes on cash and cash equivalents	(836)	1,352

Increase (decrease) in cash and cash equivalents	13,262	(1,244)
Cash and cash equivalents at the beginning of period	66,295	64,628

Cash and cash equivalents at the end of period	79,557	63,384

Debentures Covenants

As of March 31, 20120, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding minority interest): above $120 million.

▪	Actual shareholders’ equity equal to $226 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (0.08)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.003).